Exhibit (a)(31)


PACIFICORP                                                          NEWS RELEASE

FOR FURTHER INFORMATION CONTACT:

Scott Hibbs, for investors, (503) 731-2123
Dave Kvamme, for media, (503) 464-6272

April 30, 1998

PacifiCorp Will End Its Pursuit of The Energy Group

     PORTLAND, Oregon - PacifiCorp (NYSE: PPW) said today it will not increase its revised offer to acquire The Energy Group (NYSE/LSE: TEG), ending its pursuit of TEG.

     "PacifiCorp's 820 pence per share offer for TEG represents a full price, including the value of synergies to be obtained from TEG's U.S. coal business," said Fred Buckman, PacifiCorp President and Chief Executive Officer. "We do not see acceptable financial returns available for PacifiCorp shareholders at prices in excess of 820 pence per share."

     The decision to end its pursuit of TEG does not change the company's strategic direction, Buckman said. "We will vigorously pursue other opportunities, both domestic and international, as part of PacifiCorp's strategic objective of becoming a premier global energy provider."

     Buckman reiterated that PacifiCorp's strategic future is embedded in the strength of its competitive integrated utility system in the western U.S., a rapidly expanding U.S. energy marketing and trading business, a growing competitive energy business in Australia, and a strong balance sheet and cash position.

     "We will aggressively look for opportunities to expand on our core strengths in fuels management, power generation and distribution, and energy marketing and trading," Buckman said. "We will use our balance sheet strength to invest prudently in new opportunities at attractive return levels or to return capital to our investors as appropriate through potential share repurchase activity."

     PacifiCorp will record a $86 million pre-tax charge to first quarter 1998 earnings for bank commitment and facility fees, legal expenses and other related costs, incurred since the company's original bid for TEG in June of 1997, that had been deferred pending the outcome of the transaction. The company expects to record, in the second quarter, a potential gain on the sale of 46 million TEG shares currently held by the company.

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      "The costs associated with pursuing the acquisition of TEG, while significant, are dwarfed by the added shareholder value that we fully anticipated at our announced bid levels," Buckman said. "Our disappointment in not completing this acquisition will strengthen our resolve in identifying and executing value enhancing transactions for our shareholders."

      Buckman said, "The future of our company is bright. We are proud of our accomplishments and our continued discipline in evaluating strategic options. We remain quite optimistic about our ongoing position of strength in the industry and our ability to deliver superior returns to our shareholders."

      PacifiCorp, one of the lowest-cost electricity producers in the United States, is a multinational energy company with 1.4 million retail electric customers in the western United States and 550,000 customers in the State of Victoria, Australia.

      PacifiCorp, which has more than 10,000 megawatts of generation capacity, also is the largest investor-owned bulk power marketer in the western U.S. and is an active electricity and gas marketer in the eastern U.S.

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